FRESENIUS MEDICAL CARE AG

                      CHIEF FINANCIAL OFFICER'S CERTIFICATE


         The undersigned, Ulf M. Schneider, HEREBY CERTIFIES that:

         1. I am a member of the Board of Management and the Chief Financial Officer of Fresenius Medical Care AG (the "Company"). This Certificate is delivered pursuant to Section 2(b)(v) of the Certificate of Amendment of the Certificate of Incorporation of Fresenius Medical Care Holdings, Inc., a New York corporation ("FMCH," f/k/a Fresenius National Medical Care Holdings, Inc., f/k/a W.R. Grace & Co.) filed by the New York Secretary of State on September 27, 1996 establishing the Class D Special Dividend Stock, par value $.10 per share, of FMCH. (the "Class D Amendment"). Capitalized terms used in this Certificate without definition have the meanings assigned to them by the Class D Amendment.

         2. Attached hereto as Annex A are computations of (i) the cumulative actual Adjusted Cash Flow of the Company on a consolidated basis for the five-year period beginning on January 1, 1997 and ending on December 31, 2001, and (ii) the Special Dividend Amount with respect to the Class D Special Dividend Preferred Stock of FMCH.

         3. The computations of the cumulative actual Adjusted Cash Flow of the Company on a consolidated basis for the Dividend Accrual Period and the Special Dividend Amount set forth in Annex A were made in accordance with the provisions of the Class D Amendment.

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         IN WITNESS WHEREOF, I have executed this Certificate the 26 day of
March, 2002.


                                       FRESENIUS MEDICAL CARE AG

                                       By: /s/ ULF M. SCHNEIDER
                                           -------------------------------------
                                           Name:   Ulf M. Schneider
                                           Title:  Member of the Board of
                                                   Management and Chief
                                                   Financial Officer

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                                     Annex A
                                     -------

 Computation of cumulative actual consolidated Adjusted Cash Flow of Fresenius
   Medical Care AG for the five-year period beginning January 1, 1997 through December 31, 2001 and the Special Dividend Amount, in each case in accordance with the provisions of the
  Class D Special Dividend Preferred Stock of Fresenius Medical Care Holdings,
                                      Inc.
                                      ---

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                            FRESENIUS MEDICAL CARE AG
                          SPECIAL DIVIDEND CALCULATION
                          ----------------------------

                                                                    Dividend
                                                                 Accrual Period
                                                              January 1, 1997 to
                                                               December 31, 2001
                                                             -------------------
                                                                       $ million
                    Adjusted cash flow to common shareholders
Net income                                                        $      136.3

 Less:
   Preference dividends                                                   37.5

   Convertible investment securities
    distributions                                                          4.1
                                                                  ------------

 Net income to common shareholders                                        94.7

 Plus:  Depreciation & Amortization                                    1,452.5

 Plus:  Non cash restructuring charges (after tax)
   Special charge for 1999 settlement                                     94.3
   Special charge for legal matters                                       48.5
   Discontinuned operations                                              105.9
   Cumulative effect of accounting change                                  6.6

 Less:  After tax charges related to OIG Investigation
   not reflected in net income during the dividend
   accrual period                                                         65.0
                                                                  ------------
Adjusted cash flow to common shareholders                         $    1,737.6
                                                                  ============

                   Calculation of the Special Dividend Amount

Adjusted cash flow during dividend
   accrual period                                                 $    1,737.6

   Less: target cash flow                                              3,700.0
                                                                  ------------

   Excess                                                                  0.0

   x Percentage (not applicable)

   Less: $200 Million                                                   (200.0)
                                                                  ------------

   Special Differential                                           $     (200.0)
                                                                  ============
Special Dividend Payable

   Target Face Amount                                                    200.0

   Plus: Special Differential                                           (200.0)
                                                                  ------------

Special Dividend Amount                                           $        0.0
                                                                  ============

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Notes to Special Dividend Calculation:

         (1) Non-cash charges include only the portion of charges which did not result in an outflow of cash either during or after the five year period ended December 31, 2001, respectively.

               The non-cash portion of the special charge for the 1999 settlement and the special charge for legal matters comprise write-off of other assets and receivables. The remaining portion of the charges relate to historic or future cash outflows.

         (2) The after tax charges related to the OIG investigation not reflected in net income during the five-year period ended December 31, 2001 relate to expenses accrued as part of the purchase accounting of the 1996 merger between the Fresenius Worldwide Dialysis business and the W.R. Grace & Co. dialysis business.

         (3) The entire loss from discontinued operations recorded during the five-year period ended December 31, 2001 has been included as a non cash charge although it also includes cash items.

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